March 23, 2009
By EDGAR
Song P. Brandon, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	TomoTherapy Incorporated
Revised Preliminary Proxy Statement on Schedule 14A
Filed on March 17, 2009
File No. 001-33452
Dear Ms. Brandon:
Set forth below are the responses of TomoTherapy Incorporated (“we” or “us”) to the Staff’s letter addressed to Brenda S. Furlow dated March 23, 2009, containing comments on our revised preliminary proxy statement on Schedule 14A, which was filed on March 17, 2009.
For convenience of reference, the text of each of the comments in the Staff’s letter has been reproduced in italicized text below, and our responses then follow. Also we are filing via EDGAR a copy of our definitive proxy statement on Schedule 14A, marked to show changes made since we filed our revised preliminary proxy statement on Schedule 14A on March 17, 2009.
PRER14A filed March 17, 2009
Form of Proxy
1.	We note your response to comment 4 and your revised disclosure to the form of proxy. Our comment sought for the issuer to include appropriate disclosure in the proxy statement and make corresponding revisions to the proxy card only if discretionary authority would be used to vote on matters other than those identified in Rule 14a-4(c). For example, if the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies much be independently solicited. Discretionary authority is otherwise not automatically available to vote on such a matter as proposals of this type are deemed known to exist in advance of the timeframe specified in Rule 14a-4(c)(1). Accordingly, please revise your proxy card to seek expressly discretionary authority for this purpose and revise the proxy statement to provide the information required under Item 21 of Schedule 14A. Alternatively, delete the proposal added in response to our initial comment and represent to us that the proxy holders will not vote on any proposal to adjourn the meeting for the purpose of soliciting additional proxies.

Song P. Brandon, Esq.
March 23, 2009

Response:

We have deleted the proposal added in response to the Staff’s initial comment and we hereby represent to the Commission that the proxy holders will not vote on any proposal to adjourn the meeting for the purpose of soliciting additional proxies.
Proposal One — Election of Directors, page 10
2.	We note your response to comment 8 and your supplemental response. Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Substitute nominees who are unnamed and to be designated by you at a later date are not bona fide nominees. Accordingly, you are not permitted to use proxies for the election of a substitute nominee to the TomoTherapy board in the event a current nominee is unable to serve. Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Please revise the proxy statement to include the following information for the substitute nominees: (i) the representation required under Rule 14a-4(d) that the substitute nominees have consented to be named and to serve if elected; and (ii) the biographical information required under Item 401 of Regulation S-K.

Response:

We have deleted the following from page 10 of the proxy statement, “If any nominee becomes unable to serve as a director before the 2009 Annual Meeting (or decides not to serve), the individuals named as proxy holders may vote for a substitute. No advance notice provisions in the Company’s bylaws affect the Board’s ability to designate any substitute nominees.”
*     *     *
     We acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosure in our preliminary and definitive proxy statements relating to our 2009 annual meeting of shareholders; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (608) 830-3758.
Sincerely,
/s/ Brenda S. Furlow
Brenda S. Furlow
Vice President, Secretary and General Counsel